Jennie Beysolow

Katherine Bagley

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, D.C. 20549

April 14, 2022

Re:	GolfSuites 1, Inc. Offering Statement on Form 1-A Filed March 23, 2022 File No. 024-11838

Dear Ms. Beysolow and Ms. Bagley,

Thank you for your comment dated March 30, 2022 regarding the Offering Statement of GolfSuites 1, Inc. (the “Company”). The Company appreciates the opportunity to respond to your comment, which it has set out below together with its response.

Form 1-A filed March 23, 2022

General

1.	Please provide your analysis of how your offering complies with Rule 251(a) of Regulation A. In this regard, we note your disclosure in Part I of your offering statement that the sum of the aggregate offering price and aggregate sales within the 12 months before the filing of this offering statement is $28,391,706. However, considering the disclosure in your offering circular supplements filed in the previous 12 months in connection with your 1-A offering circular qualified February 18, 2021, it appears that you are offering approximately $58,447,350 in securities in that ongoing offering. This amount, when combined with the $25,000,000 in securities you are seeking to qualify in this offering, indicates that you exceed the Tier 2 maximum for the relevant 12-month period.

The Company notes that the offering that was qualified on February 18, 2021 was a one-year offering that terminated in accordance with its terms in February 2022.

Thank you again for the opportunity to respond to your questions to the Offering Statement of the Company. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow

Partner

CrowdCheck Law, LLP

cc: Jerry Ellenberg

GolfSuites 1, Inc.

2738 Falkenburg Rd. S Riverview, FL 33578